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                                                                                                                          Exhibit 99

                                                     TRW Inc. and Subsidiaries
                                                 Computation of Ratio of Earnings
                                                   to Fixed Charges - Unaudited

                                                  (In millions except ratio data)


                                                                               Years Ended December 31
                                Three Months Ended    -----------------------------------------------------------------------------
                                  March 31, 2000         1999              1998             1997            1996           1995
                                ------------------    -------------    ------------    -------------     ------------    ----------

Earnings from continuing
  operations before income
  taxes                                   341.1        $787.3(A)         $746.1           $239.7(B)       $302.2(C)       $625.5

Unconsolidated affiliates                  (0.6)        (37.1)              1.0             (8.0)            1.4             1.3

Minority earnings                           8.5          22.8              10.5             20.2            11.5            10.8

Fixed charges excluding
  capitalized interest                    154.9         552.1             174.3            123.9           129.0           137.2
                                          -----         -----             -----            -----           -----           -----

Earnings                                 $503.9      $1,325.1            $931.9           $375.8          $444.1          $774.8
                                         ------      --------            ------           ------          ------          ------



Fixed Charges:
Interest expense                         $135.8        $476.7            $114.4            $75.4           $84.2           $94.7

Capitalized interest                        0.9           4.7               4.7              4.5             3.5             5.1

Portion of rents representa-
  tive of interest factor                  19.1          75.3              59.9             48.5            43.2            41.4

Interest expense of uncon-
  solidated affiliates                      0.0           0.0               0.0              0.0             1.6             1.1
                                            ---           ---               ---              ---             ---             ---

Total fixed charges                      $155.8        $556.7            $179.0           $128.4          $132.5          $142.3
                                         ------        ------            ------            -----           -----          ------

Ratio of earnings to fixed
  charges                                   3.2x          2.4x              5.2x             2.9x            3.4x            5.4x
                                            ----          ----              ----             ----            ----            ----

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(A)    The 1999 earnings from continuing operations before income taxes of
       $787.3 million, includes an $85.3 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements.

(B) The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 1997 Annual Report to Shareholders.

(C) The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 million as a result of actions taken in the automotive and space and defense businesses. See "Special Charges and Divestiture" note in the Notes to Financial Statements of the Company's 1996 Annual Report to Shareholders.